Exhibit 23

Consent of Independent Certified Public Accountants

The Board of Directors
TCF Financial Corporation:

We consent to incorporation by reference of our report dated January 16, 2002, relating to the consolidated statements of financial condition of TCF Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 Form 10-K of TCF Financial Corporation, in the following Registration Statements of TCF Financial Corporation: Nos. 33-43030, 33-53986, 33-63767, 333-62792, and 333-72394 on Form S-8 and No. 333-56500 on Form S-3. Our report refers to a change in the method of accounting for stock-based compensation as of January 1, 2000.

Minneapolis, Minnesota
March 6, 2002